

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

K. Bryce Toussaint
Chief Executive Officer
Principal Solar, Inc.
100 Crescent Court, Suite 700
Dallas, TX 75201

>   **Re: Principal Solar, Inc.**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed May 2, 2022**
>   **File No. 024-11809**

Dear Mr. Toussaint:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. It appears that you are seeking to register the primary issuance of shares of common stock underlying $641,060 in principal and interest of outstanding convertible promissory notes issued to investors in a private placement. Please provide your analysis as to why you believe you are eligible to register the primary issuance of these underlying common shares to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise your offering statement to indicate that the offering statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 239.15.

K. Bryce Toussaint
Principal Solar, Inc.
May 9, 2022
Page 2

   Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Eric Newlan